The Geology and Gold Mineralization at the
Rattlesnake Hills Property

Natrona County, Wyoming, USA

(UTM Zone 13 T 0310650-4732850)
NAD 27 CONUS

A Technical Report for

Evolving Gold Corp.
Suite 725-666 Burrard Street
Vancouver, BC
Canada V6C 2X8

Telephone (604) 685-6375
Fax (604) 683-8125

by

Gerald E. Ray, Ph.D.
Registered Professional Geologist, License No. 19503
Province of British Columbia, CANADA

October 3rd 2007

i

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

ii

LIST OF FIGURES

Figure 1: Location of the Rattlesnake Project, Natrona County, Wyoming	1

Figure 2: The Rattlesnake Project Claims and Wyoming State Leases	2

Figure 3: Photograph looking SSW from UTM 310690-4733050 showing the South Stock outcrops (ST) and Archean basement (Ar). Dry Creek is in the middle distance	13

Figure 4: Photograph looking south from UTM 310580-4733050 showing the Antelope Basin (AB), South Stock (ST) and location of old drill pad (X)	14

Figure 5: Photograph looking north from UTM 310580-4733050 showing the North Stock (NS) and NE Stock (NES). Note reclaimed drill road on the North Stock.	14

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

iii

LIST OF TABLES

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

3.0	SUMMARY

3.1        Property, Location and Ownership

Subsequent to a Letter of Agreement of July 26th 2007 between Golden Predator Mines Inc., (GMP) of 1238-200 Granville Street, Vancouver, BC, Canada, V6C 1S4 and Golden Predator Mines (US) Inc., of P.O. Box 357, Wylie, TX 75098, U.S.A. on the one hand and Evolving Gold Corp. of 725-666 Burrard Street, Vancouver, Canada, V6C 2X8, the Rattlesnake property in central Wyoming (Figure 1) will be optioned to Evolving Gold, following the execution of a definitive agreement. The property consists of 30 unpatented lode mining claims that were staked between 1985 and 1987, 97 unpatented lode mining claims that were staked in 2006, and approximately 276 hectares of Wyoming State lease lands (Figure 2). The property covers an area approximately 6 km long N-S and 1.6 - 3 km wide E-W.

The Rattlesnake property lies in Natrona County, Wyoming (Figures 1 & 2) in Sections 13, 14, 15, 23, 24, 25, 26 and 36, T32N, R88W, and Sections 18, 19, 30 and 31, T32N and R87W. It is situated approximately 47 miles (77 km) WSW of Casper and is easily accessible from WY State Highway 220. Approximately 48 miles west of Casper at UTM 328400 – 4712440 (NAD27 CONUS), access is made by turning north onto the Rattlesnake Hills Road. A drive of approximately 16 miles reaches the turnoff into the property in Section 36, T32N, R88W.

Figure 1: Location of the Rattlesnake Project, Natrona County, Wyoming

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

3.2        Physiography and Climate

The Rattlesnake property lies in a low range of NW-SE-trending hills - the Rattlesnake Hills - characterized by moderately rolling topography between elevations of 6,700 and 7,800 feet. The claims lie in an arid part of Wyoming which generally has a low annual precipitation of <30 cm per year. Summers are hot and dry with temperatures often exceeding 25 degrees Celsius. Winters are variable with light snowfalls to up to 1 meter in total and daytime temperatures of -20 to 10 degrees Celsius.

Figure 2: The Rattlesnake Project Claims and Wyoming State Leases

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

3.3        Geology

Precambrian-Archean basement rocks, with some Eocene intrusive and lesser extrusive units of the Rattlesnake Hills Alkaline Complex (43-44 Ma; million year old), are the dominant rock units on the property. The latter, which will be the main focus of future Au exploration, comprise >15 Eocene plugs, domes and small stocks, including some sub-circular to oval shaped intrusions that exceed 500 meters in diameter. The most economically important of these known to date are often surrounded by, or spatially adjacent to, diatreme breccias. In the central part of the property is the “South Stock” (Figure 1), a 400 by 700 meter wide plug of nepheline trachyte, and the nearby “Antelope Basin” (Figure 2) where drilling has also outlined Au mineralization. Further north is the “Northeast Stock” (Figure 3), a 700 to 800 meter diameter central phonolite plug with its surrounding breccia apron, and the “North Stock” where drilling has outlined significant Au mineralization in its southern peripheral breccia halo.

Both monolithic and heterolithic Eocene breccias are present, with the latter containing angular to sub-rounded fragments of Precambrian schists and the contemporary Eocene alkalic intrusives. The high-level intrusive activity was accompanied by the formation of explosive diatreme pipes and the local eruption of tuffs and surge deposits, which locally blanket parts of the Archean basement.

3.4        Structures on the Property

The dominant trend of the steeply northerly dipping metamorphic foliation and structures in the Archean basement is NW-SE to WNW-ESE. This basement trend is transected by younger NE-SW to northerly-striking, steeply-dipping faults that apparently controlled the distribution and orientation of some Eocene alkaline plugs and dikes. Thus, areas where these two sets of major structures intersect are regarded as favorable places for exploration.

Also present are several sub-circular, moderately inclined fractures that appear to circle some of the alkalic plugs and diatreme breccia pipes. These may represent either ring fractures related to the intrusion of the stocks or be related to post-eruption slumping. These curvilinear features are economically important as they have controlled some of the potassic feldspar alteration and Au mineralization.

3.5        Mineralization

The following two types of Au mineralization occur on the Rattlesnake claims:

Type 1: Gold hosted by Fe-rich chert horizons in the Archean basement, which is currently considered to have a low economic potential, and

Type 2: Disseminated, micron-size Au mineralization related to, and largely hosted by the Eocene-age Rattlesnake Hills Alkalic Complex, particularly the diatreme breccias. This type has a very high economic potential and will be the focus of exploration efforts by Evolving Gold Corp.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

The Type 2 mineralization is strikingly similar to that present at the world class Cripple Creek Au camp in Colorado. On the Rattlesnake property, previous drilling (mainly RC and with two core holes) cut substantial lengths of mineralization close to the margins of two Tertiary intrusive bodies, located in the Antelope Basin and at the North Stock. Significant intersections include:

  Hole D94-RS-2. Between 480-530 feet averaged 0.068 g/t Au
  Hole D94-RS-2. Between 545-625 feet averaged 0.074 g/t Au
  Hole D94-RS-2. Between 645-670 feet averaged 0.120 g/t Au
  Hole R94-RS-3. Between 320-345 feet averaged 0.081 g/t Au
  Hole R94-RS-5. Between 375-405 feet averaged 0.053 g/t Au
  Hole R94-RS-6. Between 680-745 feet averaged 0.060 g/t Au

Assays suggest the Eocene Au mineralization occurs in two styles. The most extensive occurs primarily in wide zones of low-grade, very fine-grained gold ± arsenopyrite and pyrite. The other style appears to occur as narrow (< 1 meter) zones of higher grade Au that is probably controlled by fractures in the breccias and adjacent schists. The micron-size native gold is enclosed or spatially associated with pyrite and arsenopyrite. Both types of mineralization are associated with weak pyrite alteration and pervasive fine grained adularia K-feldspar. The higher grade mineralization appears to correlate with As, and it is likely that tellurides are present. The Ag content is relatively low with Au:Ag ratios around 1:1. Other gangue minerals are quartz and carbonate, including white calcite and brown ferro-dolomite. Also present are clay, minor sericite, gypsum and trace alunite.

3.6        Previous Work on the Property

Undocumented early work includes 20 to 30 shallow prospect pits and two 10 to 20 foot-long shafts that are remnants of prospecting activities in the early 1900’s.

In the early 1980’s, America Copper and Nickel Company (ACNC) conducted exploration on the property. Geologic mapping, surface geochemistry and geophysical surveys were completed in 1983 and 1984, although very little data from these surveys is apparently available. In 1985 to 1987 they completed 32 reverse circulation drill holes totaling 9,815 feet. Of this, 22 holes tested the Archean chert-hosted Au mineralization. The remaining 10 holes (totaling 3,917 feet) targeted the Eocene-hosted mineralization.

Between 1993 and 1995, Newmont Exploration Ltd. (NEL) identified the Eocene “North Stock” and “Eureka Peak” areas as targets. In 1994 and 1995 they drilled both targets but no Au mineralization was intersected at Eureka Peaks. In the North Stock area, 10,705 feet of core and reverse circulation drilling was done in 14 holes.

Since the work by NEL in the late 1990’s, the Author believes that no significant exploration has taken place on the Rattlesnake property. MacLeod (2003) has completed a compilation report on this work.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

3.7        Conclusions and Recommendations

Evolving Gold’s Rattlesnake property in central Wyoming represents an excellent exploration gold target. Its Eocene intrusive geology, structure, alteration and mineralization are virtually identical to that present at the Cripple Creek camp in Colorado, which over its long mining history has produced >600 tonnes of Au metal (Schroeter and Cameron, 1996). Prospectors and geologist can easily overlook this type of deposit due to the subtle appearance of the pervasive adularia alteration, the low pyrite content, the general lack of associated base metals, and the micron-size nature of the gold grains. Hence, assaying is the only reliable method of differentiating ore from waste rock. Due to the generally low pyrite content, deposits of this type usually have fewer environmental problems regarding acid rock drainage.

Cripple Creek appears to be more deeply eroded than the Rattlesnake Eocene system. Thus, any bulk tonnage and higher-grade mineralized zones at Rattlesnake are probably blind and buried, and can only be outlined by drilling using a Cripple Creek model.

Apart from two diamond drill core holes, all the remaining holes completed in the 1980’s and 1990’s used reverse circulation (RC) drilling, and in these some of the micron-size gold grains were probably washed out. Thus, the assays in these RC holes represent minimum Au values. With the recent increased price of gold, the results of the past drilling are encouraging since it intersected substantial widths of low grade, Eocene-age Au mineralization, highlighting the bulk mining potential of the property. Significant widths and grade in the core drilling are typified by hole D94-RS-2 which cut 50 feet averaging 0.068 g/t Au, another 80 feet averaging 0.074 g/t Au and another 25 feet thick zone grading 0.120 g/t Au.

It is recommended that during the 2008 season Evolving Gold Corp. do the following exploration work on their newly acquired Rattlesnake property:

1.	Complete drill road and drill pad construction after required permits are granted.

2.	Complete some grid-based soil sampling over target areas.

3.	Drill selected Eocene Au targets using core diamond drill equipment.

Eight holes are currently planned totaling 3100 meters in length (Quinton Hennigh, personal communication, 2007). Details on the UTM location, depth, dip angle and azimuth of these planned holes are listed below.

		UTM NAD			Depth
Hole		27	Azimuth	Dip	(m)
	E	N
RS–EVG–01	310526	4733768	160	–60	400
RS–EVG–02	310626	4733939	150	–60	400
RS–EVG–03	310626	4733939	100	–60	400
RS–EVG–04	310675	4733870	150	–70	400
RS–EVG–05	310675	4733870	200	–70	400
RS–EVG–06	310624	4733833	200	–70	400
RS–EVG–07	310726	4732834	140	–70	400
RS–EVG–08	310634	4733128	190	–70	300
			TOTAL to be drilled = 3100 m

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

During the 2008 season it is planned to spend approximately US $819, 000 on the exploration program (Quinton Hennigh, personal communication 2007). The proposed cost of individual parts of the program is itemized below.

Geology (includes wages/expenses)	$82,000.00
43–101 report & documentation	$22,000.00
Geophysics	$0.00
Drilling (Phase 1)	$400,000.00
Assays (Phase 1 = 2200 samples	$51,000.00
Supplies	$26,000.00
Bonding (refunded once reclaimed)	$85,000.00
Drill Site Preparation	$35,000.00
Reclamation	$35,000.00
Claim Fees/Lease Payments	$53,000.00
Staking	$8,000.00
Administration (land/legal/other)	$22,000.00

Project Subtotal	$819,000.00

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

4.0	Introduction and Terms of Reference

Evolving Gold Corp. of Vancouver, BC, (Evolving) contracted the Author (G.E. Ray) to prepare this 43-101 technical report regarding the company’s recent interest in an option to acquire a lease and claims pertaining to the Rattlesnake property in Natrona County, Wyoming. The purpose of this report is to satisfy the filing requirements of the TSX-Venture Exchange. The Author spent one day (13th September 2007) on the claims, accompanied by Lawrence Dick (Evolving Gold Corp’s President) and Quinton Hennigh (VP Exploration and Chief Geologist). The geology, hydrothermal alteration, and some of the old reclaimed road and drill sites were examined.

Units of measurement used in this report are in both Metric and Imperial systems. Analytical results are stated in parts per million (ppm), grams/metric tonne (g/t), ounces per ton (opt) or parts per billion (ppb). Distances are in feet and miles (imperial) or meters and kilometers (metric). Element abbreviations used in this report include Au (gold), Ag (silver), Cu (copper), Pb (lead), Zn (zinc), Bi (bismuth) As (arsenic), Mo (molybdenum), Hg (mercury) and Sb (antimony).

UTM locations were obtained using a Garmin hand-held GPS and the NAD 27 CONUS datum was used.

5.0	Reliance on Other Experts

This report is not intended to assess potential environmental, political or legal issues or liabilities regarding the Rattlesnake property. The information contained in this report is not a complete account of previous exploration on the Rattlesnake property since the historic data was not available to the Author. All locations are subject to survey. Conversions from imperial to metric units are approximate.

The Author has relied extensively upon information provided by Evolving Gold Corp., describing the purchase option agreement by which that company entered into the project, as well as on the data that describes the exploration rights, obligations and mineral property dimensions and coordinates.

The Author is not competent to comment on the ownership of the mining rights and land title. However, for information presented in Sections 3.1, 6.1 and Table 1 the Author has relied on data provided by contractors Triton Land Services (Guinand, 2007), as well as personnel employed by Evolving Gold Corp, notably Quinton Hennigh and Larry Dick.

Regarding the annual property taxes, the Author has seen written information from Mr. Gordon Peake of Golden Predator Mines Inc., indicating that tax payments on the property are current and were received by the DOI Bureau of Land Management, Wyoming on the 3rd of August 2007. The Author has been informed by Evolving Gold Corp. and its legal counsel that, to the best of their knowledge, there are no current or pending litigations that may be material to the Rattlesnake property assets. Evolving Gold Corp. assumes full responsibility for statements on mineral title and ownership. The Author does not accept any responsibility for errors pertaining to this information.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

The Author has relied on reports, maps and data provided by Evolving Gold Corp., which describe the prior exploration work and drilling on the Rattlesnake property. This data included reports or documents written by J. Ray (1988) and Norby et al. (1995). In particular, the compilation report by MacLeod (2003) provided the data presented in

Sections 3.5, 3.6, 8.0, 13.0, 14.0, and Tables 2 to 9. MacLeod (2003) states that he converted the original NEL g/tonne assay drill hole data to o/p/ton. However, the Author has not seen any of the original assay data from the work by either ACNA or NEL.

6.0	Property Description and Location

6.1        Description and Location

The property lies in Natrona County, Wyoming (Figure 1) in Sections 13, 14, 15, 23, 24, 25, 26 and 36, T32N, R88W, and Sections 18, 19, 30 and 31, T32N, R87W. It is situated approximately 47 miles (77 km) WSW of Casper and is easily accessible from WY State Highway 220. Casper has a population of approximately 50,000 and contains all modern facilities of air and road transportation and communication. Approximately 48 miles west of Casper at UTM 328400 – 4712440 (NAD27 CONUS), access is made by turning north onto the Dry Creek Road. A drive of approximately 16 miles reaches the turnoff into the property in Section 36, T32N, R88W.

Under a Letter of Agreement signed on the 26th of July 2007, Evolving Gold will be entering into a definitive Option Agreement with Golden Predator Mines Inc. to obtain a lease and claims on the Rattlesnake property (Figure 1). It consists of 30 unpatented lode mining claims that were staked between 1985 and 1987, 97 unpatented lode mining claims that were staked in 2006, and approximately 276 hectares of Wyoming State lease lands (Table 1; Figure 2). The property covers an area approximately 6 km long N-S and 1.6 - 3 km wide E-W.

Table 1: Rattlesnake Property Claim Names and Associated BLM Numbers

Claim			Natrona County
Name	BLM Serial #	Claimant(s)	Instrument	Township	Range	Section(s)
MG #1	WMC247272	David R. Miller	527687	32N	88W	25
MG #2	WMC247273	David R. Miller	527688	32N	88W	25
MG #3	WMC247274	David R. Miller	527689	32N	88W	25
		Lyle D. Fruchey, David
BIF #9	WMC221929	R. Miller	355092	32N	88W	25
				32N	87W	30
		Lyle D. Fruchey, David
BIF #10	WMC221928	R. Miller	355093	32N	88W	25
				32N	87W	30
BIF #11	WMC221927	David R. Miller	355105	32N	88W	25
		Lyle D. Fruchey, David
BIF #12	WMC221926	R. Miller	355106	32N	88W	25
BIF #13	WMC221925	David R. Miller	355107	32N	88W	25
BIF #14	WMC221924	David R. Miller	355108	32N	88W	25
		Lyle D. Fruchey, David
BIF #25	WMC221915	R. Miller	355098	32N	88W	24
BIF #26	WMC221914	David R. Miller	355099	32N	88W	24
BIF #27	WMC221913	David R. Miller	355100	32N	88W	24
BIF #28	WMC221912	David R. Miller	355101	32N	88W	24

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Claim			Natrona County
Name	BLM Serial #	Claimant(s)	Instrument	Township	Range	Section(s)
		Richard C. Meyer,
GM #83	WMC244849	David R. Miller	506928	32N	88W	24
		Lyle D. Fruchey, David
GM #84	WMC244850	R. Miller	506929	32N	88W	24
		Richard C. Meyer,
RAT #61	WMC245234	David R. Miller	510432	32N	88W	24
				32N	87W	19
		Richard C. Meyer,
RAT #63	WMC245236	David R. Miller	510434	32N	88W	24
				32N	87W	19
		Richard C. Meyer,
RAT #65	WMC245238	David R. Miller	510436	32N	88W	24
				32N	87W	19
		Richard C. Meyer,
RAT #85	WMC245240	David R. Miller	510438	32N	88W	24
		Lyle D. Fruchey, David
RAT #86	WMC245241	R. Miller	510439	32N	88W	24
		Richard C. Meyer,
RAT #87	WMC245242	David R. Miller	510440	32N	88W	24
		Lyle D. Fruchey, David
RAT #88	WMC245243	R. Miller	510441	32N	88W	24
		Richard C. Meyer,
RAT #89	WMC245244	David R. Miller	510442	32N	88W	24
		Richard C. Meyer,
RAT #90	WMC245245	David R. Miller	510443	32N	88W	24
		Richard C. Meyer,
RAT #92	WMC245247	David R. Miller	510445	32N	88W	24
		Richard C. Meyer,
RAT #94	WMC245249	David R. Miller	510447	32N	88W	24
		Lyle D. Fruchey, David
MG #5	WMC247276	R. Miller	527690	32N	88W	24
				32N	87W	19
BIF #45	WMC222919	David R. Miller	359004	32N	88W	25
		Lyle D. Fruchey, David
BIF #8	WMC221930	R. Miller	355091	32N	87W	30
		Lyle D. Fruchey, David
MG#6	WMC247277	R. Miller	527691	32N	87W	19
JD 1	WMC275955	Quincy Energy Corp	796060	32N	88W	25
				32N	87W	30,31
JD 2	WMC275956	Quincy Energy Corp	796061	32N	87W	30,31
JD 3	WMC275957	Quincy Energy Corp	796062	32N	87W	30
				32N	88W	25
JD 4	WMC275958	Quincy Energy Corp	796063	32N	87W	30
JD 5	WMC275959	Quincy Energy Corp	796064	32N	87W	30
				32N	88W	25
JD 6	WMC275960	Quincy Energy Corp	796065	32N	87W	30
JD 7	WMC275961	Quincy Energy Corp	796066	32N	87W	30
				32N	88W	25
JD 8	WMC275962	Quincy Energy Corp	796067	32N	87W	30
JD 9	WMC275963	Quincy Energy Corp	796068	32N	87W	30
JD 10	WMC275964	Quincy Energy Corp	796069	32N	87W	30
JD 11	WMC275965	Quincy Energy Corp	796070	32N	87W	30
JD 12	WMC275966	Quincy Energy Corp	796071	32N	87W	30
JD 13	WMC275967	Quincy Energy Corp	796072	32N	87W	30
JD 14	WMC275968	Quincy Energy Corp	796073	32N	87W	19,30
JD 15	WMC275969	Quincy Energy Corp	796074	32N	87W	19
JD 16	WMC275970	Quincy Energy Corp	796075	32N	87W	19
JD 17	WMC275971	Quincy Energy Corp	796076	32N	87W	19
JD 18	WMC275972	Quincy Energy Corp	796077	32N	87W	19
JD 19	WMC275973	Quincy Energy Corp	796078	32N	87W	19
JD 20	WMC275974	Quincy Energy Corp	796079	32N	87W	19
JD 21	WMC275975	Quincy Energy Corp	796080	32N	87W	19
JD 22	WMC275976	Quincy Energy Corp	796081	32N	87W	19

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Claim			Natrona County
Name	BLM Serial #	Claimant(s)	Instrument	Township	Range	Section(s)
JD 23	WMC275977	Quincy Energy Corp	796082	32N	88W	25
JD 24	WMC275978	Quincy Energy Corp	796083	32N	88W	25
JD 25	WMC275979	Quincy Energy Corp	796084	32N	88W	25
JD 26	WMC275980	Quincy Energy Corp	796085	32N	88W	25
JD 27	WMC275981	Quincy Energy Corp	796086	32N	88W	25
JD 28	WMC275982	Quincy Energy Corp	796087	32N	88W	25,26
JD 29	WMC275983	Quincy Energy Corp	796088	32N	88W	26
JD 30	WMC275984	Quincy Energy Corp	796089	32N	88W	26
JD 31	WMC275985	Quincy Energy Corp	796090	32N	88W	26
JD 32	WMC275986	Quincy Energy Corp	796091	32N	88W	26
JD 33	WMC275987	Quincy Energy Corp	796092	32N	88W	25,26
JD 34	WMC275988	Quincy Energy Corp	796093	32N	88W	25
JD 35	WMC275989	Quincy Energy Corp	796094	32N	88W	25
JD 36	WMC275990	Quincy Energy Corp	796095	32N	88W	25
JD 37	WMC275991	Quincy Energy Corp	796096	32N	88W	25
JD 38	WMC275992	Quincy Energy Corp	796097	32N	88W	25
JD 39	WMC275993	Quincy Energy Corp	796098	32N	88W	25
JD 40	WMC275994	Quincy Energy Corp	796099	32N	88W	25
JD 41	WMC275995	Quincy Energy Corp	796100	32N	88W	25
JD 42	WMC275996	Quincy Energy Corp	796101	32N	88W	25
JD 43	WMC275997	Quincy Energy Corp	796102	32N	88W	25
JD 44	WMC275998	Quincy Energy Corp	796103	32N	88W	25
JD 45	WMC275999	Quincy Energy Corp	796104	32N	88W	25
JD 46	WMC276000	Quincy Energy Corp	796105	32N	88W	25,26
JD 47	WMC276001	Quincy Energy Corp	796106	32N	88W	26
JD 48	WMC276002	Quincy Energy Corp	796107	32N	88W	27
JD 49	WMC276003	Quincy Energy Corp	796108	32N	88W	23,26
JD 50	WMC276004	Quincy Energy Corp	796109	32N	88W	23,26
JD 51	WMC276005	Quincy Energy Corp	796110	32N	88W	23,26
JD 52	WMC276006	Quincy Energy Corp	796111	32N	88W	24,25
JD 53	WMC276007	Quincy Energy Corp	796112	32N	88W	24,25
JD 54	WMC276008	Quincy Energy Corp	796113	32N	88W	24,25
JD 55	WMC276009	Quincy Energy Corp	796114	32N	88W	24,25
JD 56	WMC276010	Quincy Energy Corp	796115	32N	87W	19
				32N	88W	24
JD 57	WMC276011	Quincy Energy Corp	796116	32N	87W	19
				32N	88W	24
JD 58	WMC276012	Quincy Energy Corp	796117	32N	88W	24
				32N	87W	19
JD 59	WMC276013	Quincy Energy Corp	796118	32N	88W	24
JD 60	WMC276014	Quincy Energy Corp	796119	32N	88W	24
JD 61	WMC276015	Quincy Energy Corp	796120	32N	88W	24
JD 62	WMC276016	Quincy Energy Corp	796121	32N	88W	24
JD 63	WMC276017	Quincy Energy Corp	796122	32N	88W	24
JD 64	WMC276018	Quincy Energy Corp	796123	32N	88W	24
JD 65	WMC276019	Quincy Energy Corp	796124	32N	88W	24
JD 66	WMC276020	Quincy Energy Corp	796125	32N	88W	24
JD 67	WMC276021	Quincy Energy Corp	796126	32N	87W	18,19
				32N	88W	13,24
JD 68	WMC276022	Quincy Energy Corp	796127	32N	88W	13,24
JD 69	WMC276023	Quincy Energy Corp	796128	32N	88W	13,24
JD 70	WMC276024	Quincy Energy Corp	796129	32N	88W	13,24
JD 71	WMC276025	Quincy Energy Corp	796130	32N	88W	13,24
JD 72	WMC276026	Quincy Energy Corp	796131	32N	88W	13,24
JD 73	WMC276027	Quincy Energy Corp	796132	32N	88W	13,24
JD 74	WMC276028	Quincy Energy Corp	796133	32N	88W	13,24
JD 75	WMC276029	Quincy Energy Corp	796134	32N	88W	13,24

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Claim			Natrona County
Name	BLM Serial #	Claimant(s)	Instrument	Township	Range	Section(s)
JD 76	WMC276030	Quincy Energy Corp	796135	32N	88W	14,23
JD 77	WMC276031	Quincy Energy Corp	796136	32N	88W	14,23
JD 78	WMC276032	Quincy Energy Corp	796137	32N	88W	14,23
JD 78-A	WMC276033	Quincy Energy Corp	796138	32N	87W	30
JD 79	WMC276034	Quincy Energy Corp	796139	32N	88W	14,23
JD 80	WMC276035	Quincy Energy Corp	796140	32N	88W	14,23
JD 81	WMC276036	Quincy Energy Corp	796141	32N	88W	14,23
JD 82	WMC276037	Quincy Energy Corp	796142	32N	88W	14,23
JD 83	WMC276038	Quincy Energy Corp	796143	32N	88W	14,23
JD 84	WMC276039	Quincy Energy Corp	796144	32N	88W	14,15,22,23
JD 85	WMC276040	Quincy Energy Corp	796145	32N	88W	14,15
JD 86	WMC276041	Quincy Energy Corp	796146	32N	88W	14
JD 87	WMC276042	Quincy Energy Corp	796147	32N	88W	14
JD 88	WMC276043	Quincy Energy Corp	796148	32N	88W	14
JD 89	WMC276044	Quincy Energy Corp	796149	32N	88W	14
JD 90	WMC276045	Quincy Energy Corp	796150	32N	88W	14
JD 91	WMC276046	Quincy Energy Corp	796151	32N	88W	14
JD 92	WMC276047	Quincy Energy Corp	796152	32N	88W	14
JD 93	WMC276048	Quincy Energy Corp	796153	32N	88W	14
JD 94	WMC276049	Quincy Energy Corp	796154	32N	88W	14
JD 95	WMC276050	Quincy Energy Corp	796155	32N	88W	14
JD 96	WMC276051	Quincy Energy Corp	796156	32N	88W	14

The above claims are collectively called ‘the Property’ as depicted in Figure 2.

6.2        Option Agreement

On July 26, 2007 a Letter of Agreement was formalized between Golden Predator Mines Inc., (GMP) of 1238-200 Granville Street, Vancouver, BC V6C 1S4 and Golden Predator Mines (US) Inc., of P.O. Box 357, Wylie, TX 75098, U.S.A. on the one hand and Evolving Gold Corp. of 725-666 Burrard Street, Vancouver, Canada, V6C 2X8.

The Letter Agreement to Acquire Exclusive Mining Options stated the following:

This Letter Agreement will generally record the terms of the proposed agreement whereby GPM Predator Mines Inc. and GPM Predator Mines US Inc. (collectively, “GPM”) will grant to Evolving Gold Corp. (“Evolving”) exclusive options to earn a 100% undivided interest in the Rattlesnake Hills Property (the “Rattlesnake Hills Property”), subject to a 4% NSR royalty. The interest in the Rattlesnake Hills Property includes:

(a)

GPM’s mining lease (the “Rattlesnake Hills Mining Lease”), obtained by way of a Consent & Acknowledgement Agreement, dated as of April 27, 2007, attached hereto as Schedule “A”, which grants the rights of the option agreement between Bald Mountain Mining Company (“Bald Mountain”) and Quincy Gold Corp., dated October 14, 2004 (the “Option Agreement”) to GPM, attached hereto as Schedule “B”; and

(b)	GPM’s exclusive options, obtained by way of the Option Agreement, in the mining claims located in Natrona County, Wyoming, described in Schedule “C” (the “Rattlesnake Hills Property Options”).

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

The acquisition of the Rattlesnake Hills Property Options (the “Acquisition”) is expressly subject to:

(a)	A due diligence review by Evolving of the Rattlesnake Hills Property’s mineral claims;

(b)	The negotiation, execution and delivery of an Option Agreement between GPM and Evolving for the Acquisition (the “Evolving Gold Option Agreement”);

(c)	An amended and restated Option Agreement amongst Bald Mountain, Evolving and GPM;

(d)	The approval of the Acquisition by the board of directors of Evolving;

(e)	The approval of the Acquisition by David Miller on behalf of the owners of the Rattlesnake Hills Property;

(f)	Receipt of required regulatory approvals;

(g)	The reduction of the 4% NSR royalty that is associated with the Rattlesnake Hills Mining Lease to an amount satisfactory to Evolving; and

(h)	GPM and Bald Mountain granting Evolving the right to cure any defaults caused by other parties involved in the Rattlesnake Hills Property.

A definitive Option Agreement amongst the parties is being finalized.

6.3        Surface Rights

Surface rights of area covered by unpatented lode mining claims at Rattlesnake are vested with the Bureau of Land Management (BLM), providing environmental permits are applied for and obtained from the BLM. Surface rights on Wyoming State lease lands are vested with the State of Wyoming. Surface access is in general not a problem on U.S. federal lands or Wyoming State owned lands.

6.4        Environmental Permitting

Environmental permitting is required for advanced exploration activities such as trenching, road building and drilling. The appropriate permits must be applied for with the BLM or State of Wyoming. Permitting for drilling is likely to take one month to obtain. Bonds for reclamation of roads and drill sites are commonly required by the BLM.

7.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Rattlesnake property lies only 16 miles from the paved WY State Highway 220. Access from Casper is made by driving WSW on Highway 220 to UTM 328400 – 4712440, where there is a turn-off junction with the Dry Creek road. A 16 mile drive

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

northerly along this well-maintained dirt road provides access to the claims. The southern portion of the property covers flatter terrain that contains a network of dirt roads, some of which are graded and accessible for two-wheeled drive vehicles. Some of the older cattle and drill roads can only be used by four-wheeled vehicles, but they would require very little work to be made fully serviceable. All parts of the claims are reachable by foot. Prospective drill sites can easily be made accessible by development of dirt roads across rolling terrain (Figure 5).

Central Wyoming has a continental, semi-arid climate with a low annual precipitation of <30 cm per year. The summers are hot and dry with temperatures often exceeding 25° C. Winter temperatures vary between 10 and -20° C. Snowfall is normally light, generally totaling < 1 meter.

Accommodations, equipment and provisions are readily available at the city of Casper which lies 77 km from the property. The property lies only 16 miles from paved WY State Highway 220. Electrical power lines servicing ranches in the area are located along the Dry Creek Road. Water flows for about six months of every year down Dry Creek which crosses the southern part of the property. Otherwise, there is very little surface water, but there are bores in the area that are used by ranchers to access plentiful subsurface water.

Much of the Rattlesnake property straddles part of the NW-SE trending Rattlesnake Hills. These are characterized by moderately rolling topography ranging between 6,700 and 7,800 feet in elevation (Figures 3, 4 and 5). These parts are mainly underlain by Pre-Cambrian-Archean rocks, together with some Eocene (43 - 44 Ma) intrusions and tuffs. There are also some stretches of flatter, lower ground that contains some flat-lying Eocene and Miocene water-lain tuffs and lacustrine sediments.

The semi-desert vegetation is sparse (Figures 3, 4 and 5), consisting of scattered low shrubs and bushes, including the Wyoming sage. Virtually all parts of the property are accessible by foot. A few cedar and juniper trees are present, especially on north-facing slopes.

Figure 3: Photograph looking SSW from UTM 310690-4733050 showing the South Stock outcrops (ST) and Archean basement (Ar). Dry Creek is in the middle distance

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Figure 4: Photograph looking south from UTM 310580-4733050 showing the
Antelope Basin (AB), South Stock (ST) and location of old drill pad (X)

Figure 5: Photograph looking north from UTM 310580-4733050 showing the North
Stock (NS) and NE Stock (NES). Note reclaimed drill road on the North Stock.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

8.0	Exploration History

Much of the information quoted below was obtained from reports by J. Ray (1988) and MacLeod (2003). Evidence of early work includes 20 to 30 shallow prospect pits and two 10 to 20 foot-long shafts that are remnants of prospecting activities in the early 1900’s. The Author is not aware of any historical base or precious metal production from the property.

In the 1970’s the America Copper and Nickel Company (ACNC) visited the property following reports by Pekarek (1974; 1978) that the Archean schists contained iron formations and some Cu-Au mineralization. ACNC’s reconnaissance work identified 2.3 ppm (0.067 opt) and 3.8 ppm (0.111 opt) Au mineralization in surface geochemical samples. Evidently, additional work by ACNC was cut short when they found that Frontier Energy had already staked claims in the area.

In the early 1980’s ACNC was apparently the first company to conduct a widespread exploration effort on the property. Geologic mapping, surface geochemistry, and geophysical surveys were completed in 1983 and 1984. ACNC negotiated a lease agreement with Frontier Energy and staked additional claims in the area in 1985. They continued exploration through 1987 by completing more geologic mapping, as well as some surface geochemical sampling and geophysical surveys. This was accompanied by test drill programs in 1985, 1986 and 1987, and a total of 9,815 feet in 32 reverse circulation drill holes were completed (Tables 3, 4, 5 and 6; MacLeod, 2003). Of this, 5,898 feet of drilling was completed in 22 of the holes drilled to test Au mineralization in a rock unit described as a “siliceous exhalite horizon” or “oxide-facies ferruginous chert”, along more than 5,000 feet of strike. This Archean horizon is located in the southern portion of the property and was referred to by ACNC as the “Main Zone East and West”. The remaining 3,917 feet of drilling involved 10 holes located in the area referred to as the “Northern Zone” by ACNC and “Antelope Basin” (Figure 4) in reports written later by Newmont Exploration. Drilling in this area tested Au mineralization in and around a small Tertiary monzonite plug.

Canyon Resources (CR) acquired the property in 1992. They did additional geologic mapping and surface rock chip sampling; the results of this work are currently unavailable. CR then entered into a joint venture agreement with Newmont Exploration Ltd. (NEL) in 1993.

Between 1993 and 1995, NEL completed extensive geologic mapping, soil, road cut and trench geochemical sampling (Table 2), as well as some geophysical surveying and drilling (Table 7). The geophysical surveys included VLF, total field magnetics and ground radiometrics (Th and K) although very little of this data is apparently available. Reconnaissance geochemical sampling identified the “North Stock” (Figure 5) and the “Eureka Peak” areas as targets that had not been previously drill tested. In 1994 and 1995 NEL drilled both targets (MacLeod, 2003; Table 7), focusing particularly on the North Stock area. Only 400 feet of drilling in one hole (R95-RS-15) was completed in the Eureka Peak area. NEL’s report by Norby et. al. (1995) notes that the Eureka Peak area was a “geologic target” that lacked any anomalous gold values in the surface samples. Also, no Au mineralization was intersected by drilling at Eureka Peaks.

In the North Stock area (Figure 5), 10,705 feet of core and reverse circulation drilling in 14 holes was undertaken. Of this, 1,365 feet of core drilling was completed in their first two holes (RS-1 and RS-2) and 9,340 feet of reverse circulation drilling was done in the

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

remaining 12 holes. In addition, NEL constructed seven trenches across the “North Stock trend”, two trenches in the Antelope Basin (which was ACNC’s “Northern Zone”). The company also sampled eleven road cuts along North Stock drill access roads. At the end of 1995, NEL terminated the joint venture agreement with Canyon, and at the end of 1997, CR released their interests in the property.

In June of 2003, Bald Mountain Mining Co. (BMMC) leased 30 unpatented lode-mining claims from David Miller and Dick Fruchey of Riverton, Wyoming. At that time “hard copies” of the ACNC and Newmont data were provided to BMMC, along with two data tapes. Because the data tapes had been damaged, they were given to a Rapid City SD computer company so the electronic files could be “stripped” from the tapes and transferred to CD. The tapes contained AutoCAD drawings, prepared by Newmont, of the surface geology and topography, but none of the drill hole data (surveys, assays and locations) was in electronic format. All that data has subsequently been input as electronic digital data and has been stored as MS Excel and Minesight files.

In 2003, all the available geologic, geochemical, geophysical and drill data gathered by ACNC and NEL was provided to BMMC. The drill hole and trench locations and geological maps were archived as AutoCAD maps and stored on tape. All assay, surface survey and down hole survey data were input to database files. This data was then reviewed and a summary report produced by MacLeod (2003). A considerable amount of this reviewed data was used to prepare this 43-101 document.

9.0	Geological Setting

9.1        Regional Geology

The Rattlesnake Hills of central Wyoming lie along the northeastern edge of the Granite Mountains. The Granite Mountains mainly comprise Archean rocks that include 3200 Ma (million years old) tonalite gneisses that have been intruded by 2610 Ma granites. Pendants of metavolcanic and metasedimentary rocks are scattered throughout the gneisses and granites. One of the largest of these pendants occurs in the Rattlesnake Hills area.

The pendant in the core of the Rattlesnake Hills comprises Archean meta-volcanic and meta-sedimentary rocks that were deposited in a back arc basin environment. The older and stratigraphically lower rock units include mica schists and cherts that were probably deposited in a tectonically quiet, shallow-water basin. The schists are overlain by meta-basalts that formed in an island arc environment. The entire Archean metamorphic rock package is folded and metamorphosed to amphibolite facies grade.

Phanerozoic sedimentary rocks, ranging in age from Cambrian to Tertiary, unconformably overlie the peneplained Archean basement. These are exposed in parts of the Rattlesnake Hills where they flank the Precambrian core and generally dip northeasterly. The Paleozoic and Mesozoic sedimentary rocks along the northern flank of Rattlesnake Hills form part of the southern margin of the Wind River Basin. The Tertiary sedimentary rocks, which include boulder channel or fluvial sediments, unconformably overlie all the older units, including the Archean metamorphic, Paleozoic, and Mesozoic sedimentary rocks.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

During the Eocene, the Archean rocks in the Rattlesnake hills were intruded by the Rattlesnake Hills Alkaline Complex. This comprises more than 40 felsic and alkalic stocks, domes, dikes and diatreme breccias scattered throughout a 125 square mile area. These include a variety of trachytes, nepheline phonolites, rhyodacites, rhyolites, monzonites and latites that have yielded K-Ar radiometric ages of 43.6 and 44.0 Ma (Pekarek et al., 1974). Some of this high-level intrusive activity was accompanied by diatremes and the eruption of tuff and surge deposits. In the Rattlesnake Hills area these poorly consolidated heterolithic tuffs, which locally blanket parts of the Archean basement, are regarded as part of the Eocene Wagon Bed Formation.

Also unconformably overlying the Archean both in and outside the claims are Miocene sediments of the Split Rock Formation. These flat lying eroisonal remnants tend to occupy lower ground and are believed to represent lacustrine and fluvial sediments that include some diatomaceous beds.

9.2        Property Geology

              9.2.1        General Statement

Precambrian basement rocks, with some Eocene intrusive and lesser extrusive units of the Rattlesnake Hills Alkaline Complex, are the dominant rock units on the property. The Eocene tuffs related to this alkalic event locally blanket the Archean basement, and they form part of the Wagon Bed Formation.

Also unconformably overlying the Archean are Miocene lacustrine and fluvial sediments of the Split Rock Formation. It forms flat lying eroisonal remnants at lower level in the southern part of the claims.

              9.2.2        Pre-Cambrian Basement

The Archean rocks on the claims include granites, granitic gneisses and schistose supracrustal rocks. The latter include meta-sedimentary and volcanic schists, meta-sedimentary felsic pyroclastic and greywacke units, as well as pillowed basalts, dacites and ferruginous cherts. Some cherts contain weak, sporadic Au mineralization which has been previously tested by drilling. The Archean rocks were deformed and subjected to amphibolite facies metamorphism, locally within a staurolite isograd. The Archean stratigraphy strikes NW-SE and is steeply-dipping, generally to the NE. In the district the felsic units are estimated to be 10,000 feet thick while the mafic sequence is approximately 5,000 feet thick (Ray, 1988).

              9.2.3        Rattlesnake Hills Alkalic Complex

In the northern and central portions of the claims the Archean basement is intruded by part of the Eocene-age Rattlesnake Hills Alkaline Complex, which in the district is developed over a 125 square mile area (Pekarek et al., 1974). The complex is mainly represented by intrusive rocks, but some contemporary flows and tuffs are also present. These range in composition from latite, monzonite, trachyte and phonolite. A few rare

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

lamprophyre dikes are present; these are fine-grained greenish black rocks that contain altered biotite.

Many of the trachytic to phonolitic stocks and small plugs contain coarse phenocrysts of K-feldspar, as well as abundant euhedral crystals of nepheline up to 1.25 cm in length. The intrusions occur as small stocks, plugs and dikes. Explosive diatreme breccias and contemporary extrusive tuffs are closely associated with, and often marginal to, some intrusive plugs.

More than 15 (fifteen) individual plugs, domes and small stocks have been mapped on the claims. They range from small, irregular-shaped bodies less than 20 meters in width, to sub-circular or oval shaped intrusions that exceed 500 meters in diameter. The most economically important of these are often surrounded by, or spatially adjacent to, diatreme breccias, some of which were the focus of past drilling. These include the “Northeast Stock” (Figure 5), a 700 to 800 meter diameter central phonolite plug with its surround breccia apron which has not yet been fully tested by drilling. Immediately SW of this body lies the “North Stock” (Figure 5) where drilling has outlined significant Au mineralization in its southern peripheral breccia halo. Further south is the “South Stock” (Figures 3 and 4), a 400 by 700 meter wide plug of nepheline trachyte, which lacks abundant breccia. Immediately north of this stock, in the “Antelope Basin” (Figure 4), there is a very small intrusion and an associated halo of adularia alteration that has been partially tested by drilling.

Both monolithic and heterolithic breccias are present, and these include both matrix and clast-supported types. The heterolithic breccias are dominated by a poorly sorted mixture of angular to sub-rounded fragments of Precambrian schists and the contemporary Eocene alkalic intrusives. Also present are very rare exotic clast of limestone (Q. Hennigh, personal communication, 2007). Most clasts are less than 6 cm in diameter, although blocks exceeding several meters in width do occur. The ground matrix is a fine-grained mixture of rock flour and intrusive igneous rocks. There is also some secondary clay, iron-oxide, carbonate and sulfides. Contacts between the Archean country rocks and the intrusive plugs and breccias are generally steeply-dipping.

The high-level intrusive activity was accompanied by the formation of explosive diatreme pipes and the local eruption of tuffs and surge deposits. The poorly consolidated heterolithic tuffs, which locally blanket parts of the Archean basement, are classed as part of the district-wide Eocene Wagon Bed Formation. On the claims these white, variably altered pyroclastics contain small fragments of nepheline intrusive rocks supported in a fine grained, locally kaolin-rich matrix.

              9.2.4        Miocene and Younger Rocks

The youngest major unit on the property is composed of Miocene sediments of the Split Rock Formation which unconformably overlie the Archean basement in the southern part of the claims. These form flat-lying, well-bedded eroisonal remnants that tend to occupy lower ground. They include pale coloured fluvial and lacustrine sediments, and some of the latter contain diatomaceous beds.

Some Quaternary unconsolidated sediments are also present as alluvial valley-fill, talus slope debris and gravel to cobble size channel deposits.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

10.0	Structures on the Property

The structural-geological history of the claims area and its relationship to the hydrothermal mineralization are poorly understood. The dominant trend of the steeply northerly-dipping metamorphic foliation and structures in the Archean basement is NW-SE to WNW-ESE. No small scale folds related to this old deformational event were noted on the property.

This basement trend on the claims is transected by younger NE-SW to northerly-striking, steeply-dipping faults that apparently controlled the distribution and orientation of some Eocene alkaline plugs and dikes. Thus, areas where these two sets of major structures intersect are regarded as favorable places for exploration.

Also present are several curvilinear to sub-circular, moderately inclined fractures that appear to circle some of the alkalic plugs and diatreme breccia pipes. These may represent ring fractures related to the explosive, upward movement of the intrusive-eruptive material; alternately they may have formed during post-eruption slumping and settling. These curvilinear features are economically important as they have controlled some of the pervasive potassic feldspar alteration and Au mineralization.

During the day-long visit to the property the Author noted that the Archean basement outcrops contained at least three sets of sub-vertical fractures, each of which was locally marked by sub-vertical brittle slickenslide lineations. These three sets trend NNW, E-W and SSW respectively.

11.0	Deposit Type

11.1      Characteristics of the Rattlesnake Mineralization

The current focus of exploration on the property is gold mineralization that is spatially associated with the Eocene-age Rattlesnake Hills Alkaline Complex. This precious metal mineralization exhibits the following characteristics:

(i)

It is hosted mainly by Eocene alkalic explosive breccias that are interpreted to represent very near-surface explosive diatremes that accompanied the formation of trachytic to phonolitic plugs and small stocks. However, immediately adjacent to these vertically-inclined and sub-circular breccia bodies gold is also hosted by both the Pre-Cambrian and Eocene alkalic plugs.

(ii)	Gold is generally micron-size and, in the hypogene mineralization, is associated with fine-grained pyrite and arsenopyrite.
(iii)

Alteration is mainly marked by extensive and pervasive fine-grained, sugary- textured K-feldspar (adularia). Lesser amounts of carbonate (ankerite to calcite) also occur as veinlets, but silica veinlets are uncommon. The pervasive adularia varies in color from pale pink to brown to glassy and, in extreme cases, this potassic alteration has completely replaced the primary minerals in the Eocene intrusions and Pre-Cambrian schists. Rare occurrences of the green vanadium-bearing mica roscoelite (K2V4Al2Si6O20(OH)4 are also reported.

(iv)	The mineralization and pervasive potassic alteration appears to be controlled by the presence of diatreme breccia host-rocks as well as brittle fractures.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Some of the latter appear to be curvilinear and these may represent ring structures or gravity-settling features related to the Eocene intrusive-explosive event.
(v)	Silver values are generally low with Au:Ag ratios being in the order of 1:1.
(vi)	The Au mineralization is associated with anomalous As and Te, although there is a general lack of any significant base metal mineralization.

11.2      Ore Deposit Model

This deposit model description is based largely on the summary work by Schroeter and Cameron (1996). The associated host-rocks and hydrothermal alteration at the Rattlesnake property indicates the mineralization represents “Alkalic intrusion-related gold”, similar to that found at the world-class Cripple Creek Au camp in Colorado, USA (Koschmann, 1949; Pontius, 1992; Vardiman et al., 2005). Other examples of this type include the Zortman, Landusky and Montana Tunnels deposits (Montana, USA), and Golden Reward (South Dakota). Some authors consider this deposit type to be a subset of the low-sulphidation epithermal suite of precious metal deposits. Although both the Cripple Creek and Rattlesnake mineralization are found in continental rift settings, related deposit types are present in oceanic arc settings and include those at the Emperor (Fiji), Porgera and Ladolam (Papua New Guinea) mines (Anderson and Eaton, 1990; Richards and Kerrick (1993).

These deposits can comprise structural zones and stockworks within alkalic intrusions, as well as (like Rattlesnake and Cripple Creek) disseminated pyritic and potassic zones in, or adjacent to, alkalic intrusions, diatremes, coeval volcanics and their surrounding country rocks. Argillic alteration, ± silicification, carbonatization, and barite and fluorite veins are locally common.

As a tectonic setting they are associated with alkalic intrusive rocks, commonly developed in sedimentary cover rocks above continental crust, generally associated with extensional faulting or transcurrent “pull-apart” structures. Tertiary examples in the USA are related to continental rifting such as the Rio Grande rift for Cripple Creek, and the Great Falls tectonic zone for the Montana deposits.

The geological setting of these deposits includes diatreme-intrusive complexes, high-level alkalic plugs and dikes, particularly where they intrude Proterozoic to Tertiary continental clastic and carbonate rocks. The Cripple Creek deposits formed within part of a large maar diatreme complex. Associated rock types include alkali feldspar syenite, foid-bearing syenite with nepheline, leucite, nosean, analcite, mela- syenite and related diatreme breccias with a 10% -100 % intrusive component (Vardiman et al., 2005). Textures include coarse porphyritic sanidine, micro-syenite, tinguaite, and the host sedimentary rocks range from clastics, shales and argillites to sandstones and impure fine-grained carbonaceous limestone and massive calcarenitic limestone. Gold may be present in all intrusive and sedimentary rock types.

The Au deposits may be in the form of sheeted veins in structural zones within intrusions (e.g. Zortman and Cripple Creek) with dimensions of 50 to 100 meters in width and hundreds of metres in length. Less commonly they may occur as large disseminated, diffuse zones within diatremes or volcanic rocks, or be stratabound within favorable sedimentary lithologies.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

The principal ore minerals include fine-grained (auriferous, arsenical?) pyrite, arsenopyrite, galena, sphalerite and gold tellurides with subordinate chalcopyrite, magnetite, gold, bismuth and tellurium minerals. The gangue includes quartz, calcite, adularia, barite and fluorite. The alteration mineralogy comprises widespread pyrite, carbonate and K-feldspar alteration of intrusive rocks, as well as local silicic, albitic and argillic (illite, sericite, jarosite, roscoelite) overprinting of the wallrocks. Weathering oxidation can result in jarosite, hematite and possibly hydrozincite. In restricted environments, minor acid alteration (quartz-dickite) can develop as well as some supergene alunite.

Geochemically this mineralization may be marked by enhanced values of Au, Ag, As, Sb, Pb, Zn, F, Ba, V, Te and Bi.

The mineralization is often controlled by structural zones within or proximal to the alkalic intrusions. It may also be controlled by permeable units, such as sandstones, tuffs or explosive breccias, and by chemically favorable beds including impure carbonates or bedding contacts. Diatreme breccias are particularly favorable as permeable hosts for focusing the flow of fluids and volatiles.

The typical grade and tonnage of these deposits can be highly variable from very low mineable grades (e.g. 0.53 g/t Au at Zortman) to very high bonanza grades (e.g. 126 g/t Au at the Cresson Vug, Cripple Creek). Total recovered gold from the Cripple Creek district exceeded 600 tonnes (Schroeter and Cameron, 1996).

11.3      Exploration Criteria

Diamond drilling could evaluate and verify the bulk mineable potential of the pervasive Rattlesnake Au mineralization. Reverse circulation (RC) drilling is not applicable due to the very fine-grained, micron-sized nature of the gold. Other exploration methods include rock, soil and possibly gulley sediment sampling to outline areas with elevated values of Au, As, and Te. Areas of potassic (adularia) alteration can be outlined by an airborne geophysical survey.

12.0	Mineralization

12.1      General Statement

Two styles of Au mineralization are present on the Rattlesnake claims. These are:

(1)

Gold mineralization associated with Fe-rich chert horizons in the Archean basement, which is currently considered to have a low economic potential. These are generally located in the southern portion of the property, where they were drilled during the initial stages of the ACNC exploration program. However, the drilling failed to outline any significant mineralization, either down-dip or along strike.

(2)	Disseminated, micron-size Au mineralization spatially and temporally related to the Eocene-age Rattlesnake Hills Alkalic Complex, particularly in, and adjacent

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

to, the diatreme breccias and adjoining structures. This type is believed to have a very high economic potential and is the main focus of this 43-101 report.

12.2      Alkalic Intrusion-related Au

The Au mineralization associated with the Eocene intrusions and breccias on the Rattlesnake property is strikingly similar to that seen at the world class Cripple Creek Au camp. Consequently, this type is believed to have a very high economic potential and will be the main focus of future exploration by Evolving Gold. Previous drilling (mainly RC and with two core holes) and trenching along the margins of two Tertiary intrusive rock bodies, located in the central (Antelope Basin) and northern (North Stock) portions of the property (Figures 4 and 5) intersected substantial lengths of gold mineralization. To date, the most significant and continuous zone of mineralization has been identified in the vicinity of the North Stock (Figure 5). Significant intercepts of gold mineralization were also intersected in the Antelope Basin area (Figure 4). However, past drilling has not provided as much definition to the geometry of the mineralization in the Antelope Basin vicinity.

Assays from the past drilling suggest that the Eocene-age Au mineralization at Rattlesnake occurs in two closely related styles. The most extensive occurs primarily in wide zones of low-grade, very fine-grained gold ± pyrite which is disseminated and may be microfracture-controlled (as is much of the disseminated ore at Cripple Creek). The other style appears to occur as narrow (< 1 meter) zones of higher grade Au that is probably controlled by fracture zones in the breccias and adjacent basement schists. Thin and polished thin section studies (Depangher, 1994) show, as at Cripple Creek, that the micron-size native gold at Rattlesnake is enclosed or spatially associated with pyrite and coloform to euhedral arsenopyrite. It was probably deposited in permeable host rocks adjacent to the narrow, high-grade shoots which probably represent ore-fluid conduits.

Both types of mineralization are associated with weak pyrite alteration and strong potassium metasomatism, marked by pervasive fine grained adularia K-feldspar. The higher grade mineralization appears to correlate with As, and it is likely that tellurides are also present. The Ag content is relatively low with Au:Ag ratios around 1:1. Other gangue minerals include quartz and carbonate; both minerals occur as disseminated crystals and veinlets. The carbonate includes white calcite as well as brown ferro-dolomite. Also present are clay, minor sericite, gypsum and trace alunite (Depangher, 1994); the latter two minerals are probably supergene in origin.

13.0	Exploration

13.1      Geological Mapping

Some geological mapping was completed on the property in the 1980’s and 1990’s by ACNC and NEL (MacLeod, 2003). Using this data and the mapping by the Wyoming Geological Survey (Hausel, 1996), Quinton Hennigh for Evolving Gold has compiled a 1:10 000 scale geological map of the entire claims area.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

13.2      Surface Rock Chip Sampling

MacLeod (2003) reports that ACNC and NEL collected a number of rock chip samples from surface outcrops and road cuts. The Author has not seen the results of this work.

13.3      Trenching

MacLeod (2003) reports that NEL constructed a number of trenches on the property, and these were sampled and assayed for Au and Ag. In the North Stock area, seven trenches were dug, while a further two trenches were constructed in the Antelope Basin vicinity. Gold values in excess of 0.01 opt gold are summarized in Table 2. Silver values are not available for the trench samples (MacLeod, 2003).

Table 2: Summary of NEL trench samples containing > 0.01 opt Au (after MacLeod, 2003). Higher Au assays are in bold type.

Trench Number	FROM (feet)	TO (feet)	Interval Length (feet)	Assay Weighted Average	Exploration Area
TRENCH-A	152	159	7’ @	0.017	North Stock
TRENCH-B	83	88	5’ @	0.080	North Stock
	103	128	25’ @	0.011	North Stock
	163	193	30’ @	0.011	North Stock
	213	221	8’ @	0.011	North Stock
TRENCH-C	20	30	10’ @	0.011	North Stock
TRENCH-D	No Significant Values				North Stock
TRENCH-E	292	312	20’ @	0.014	North Stock
	312	349	37’ @	0.025	North Stock
TRENCH-F1	15	25	10’ @	0.032	North Stock
	25	45	20’ @	0.015	North Stock
TRENCH-F2	No Significant Values				North Stock
TRENCH-F3	No Significant Values				North Stock
TRENCH-F4	No Significant Values				North Stock
TRENCH-G	190	285	95’ @	0.012	North Zone/Antelope
TRENCH-H1	No Significant Values				North Zone/Antelope
TRENCH-H2	0	15	15’ @	0.041	North Zone/Antelope
TRENCH-H3	No Significant Values				North Zone/Antelope
TRENCH-H4	0	20	20’ @	0.013	North Zone/Antelope
	35	55	20’ @	0.015	North Zone/Antelope
	75	80	5’ @	0.010	North Zone/Antelope
	155	160	5’ @	0.011	North Zone/Antelope
	180	205	25’ @	0.014	North Zone/Antelope
	218	278	60’ @	0.027	North Zone/Antelope
	278	286	8’ @	0.016	North Zone/Antelope
TRENCH-J	No Significant Values				North Stock

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

14.0	Drilling

14.1      Drilling by American Copper and Nickel Company (ACNC)

In 1985, reverse circulation drilling was started by ACNC (MacLeod, 2003; Table 3) to test the sporadic Au mineralization occurring in the Archean ferruginous cherts at the “Main Zone East” and “Main Zone West”. Later in 1986 and 1987, the drilling focused more on the gold mineralization associated with the Eocene alkalic igneous rocks at the “North Zone” in the Antelope Basin area. In all, 32 reverse circulations holes were drilled (Table 3), although the precise UTM location of these collars is uncertain.

The number of holes drilled by ACNC between 1985 and 1987 is as follows:

Main Zone-East	11 holes	2,585 feet
Main Zone-West	11 holes	3,313 feet
North Zone (Antelope Basin)	10 holes	3,917 feet
TOTAL LENGTH of the 32 holes		9,815 feet

Significant Au-bearing intercepts in these ACNC drill holes are presented in Tables 4, 5 and 6 (MacLeod, 2003). It should be noted that these are intersected widths and the actual true widths of the mineralization are not known. In the Archean cherts at the “Main Zone East”, the highest grade Au mineralization intersected by drilling was from 8 to 43 feet in R85-72897 which had a weighted average of 0.107 opt Au (Table 4). Included in this intercept is the interval between 23 and 33 feet which assayed 0.321 opt Au. Drill hole R86-74681 was drilled under R85-72897 to test for the down-dip continuation of mineralization. The hole intersected 5 feet of 0.081 opt between 145 and 150 feet. R85-72895 was drilled approximately 170 feet northwest of R85-72897, along strike of the ferruginous chert unit and R86-74682 was drilled approximately 170 feet southeast of R85-72897. Though both holes intersected gold mineralization, they were both significantly lower grade.

Table 3: Summary of drilling by ACNC between 1985 and 1987 (after MacLeod, 2003)

Year Drilled	Hole Number	Collar Azimuth	Col Dip	Depth (feet)	Drill Target
1985	72891	212	-55	230	Main Zone West - Precambrian chert
	72892	212	-75	435	Main Zone West - Precambrian chert
	72893	3	-55	418	Main Zone West - Precambrian chert
	72894	300	-70	145	Main Zone West - Precambrian chert
	72895	195	-55	343	Main Zone East - Precambrian chert
	72896	27	-54	283	Main Zone East - Precambrian chert
	72897	354	-60	143	Main Zone East - Precambrian chert
1985 Totals	7 Holes			1,997 ft.

1986	74681	15	-72	240	Main Zone East - Precambrian chert
	74682	354	-50	225	Main Zone East - Precambrian chert
	74683	034	-60	286	Main Zone East - Precambrian chert
	74684	211	-50	185	Main Zone East - Precambrian chert
	74685	18	-70	400	Main Zone West - Precambrian chert
	74686	155	-50	420	North Zone. Eocene Intrusive & Breccia

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Year Drilled	Hole Number	Collar Azimuth	Col Dip	Depth (feet)	Drill Target
	74687	25	-50	487	North Zone. Eocene Intrusive & Breccia
	74688	25	-50	265	Main Zone East - Precambrian chert
	74689	15	-52	265	Main Zone East - Precambrian chert
	74690	195	-50	200	Main Zone East - Precambrian chert
	74691	211	-80	150	Main Zone East - Precambrian chert
1986 Totals	11 Holes			3,123 ft.

1987	76004	17	-45	145	Main Zone West - Precambrian chert
	76005	19	-80	405	Main Zone West - Precambrian chert
	76006	15	-65	375	Main Zone West - Precambrian chert
	76007	15	-68	225	Main Zone West - Precambrian chert
	76008	15	-75	250	Main Zone West - Precambrian chert
	76009	265	-50	285	Main Zone West - Precambrian chert
	76010	15	-50	360	North Zone. Eocene Intrusive & Breccia
	76011	195	-50	320	North Zone. Eocene Intrusive & Breccia
	76012	215	-70	385	North Zone. Eocene Intrusive & Breccia
	76081	0	-90	365	North Zone. Eocene Intrusive & Breccia
	76082	0	-90	325	North Zone. Eocene Intrusive & Breccia
	76083	0	-90	305	North Zone. Eocene Intrusive & Breccia
	76084	0	-90	545	North Zone. Eocene Intrusive & Breccia
	76085	0	-90	405	North Zone. Eocene Intrusive & Breccia
1987 Totals	14 Holes			4,595 ft.

TOTAL ACNC Drilling	32 Holes			9,815 ft.

Drilling the Archean cherts at the “Main Zone-West” intercepted 15 feet of Au mineralization that averaged 0.137 opt in R86-74685 (Table 5). Drill hole R87-76004 was drilled to test for Au mineralization up-dip, while hole R87-76005 was drilled to test for any down-dip extensions from R86-74685 at approximately the same location as R86-74685. Neither hole intersected similar mineralization. Drill hole R87-76006 was drilled approximately 400 southeast and hole R87-76008 was drilled approximately 400 northwest of hole R86-74685. Neither drill hole intersected significant gold mineralization.

A summary of the ACNC drilling of the Eocene mineralization at the Antelope Basin’s North Zone is shown in Table 6. Relatively near surface and continuous gold mineralization was intersected in drill holes R86-74687 and R87-76011. This mineralization is hosted by a small alkalic plug, breccias and the adjacent Precambrian meta-sediments. The geometry of this mineralized zone is not well defined and ACNC staff had some concerns that holes R86-74687 and R87-76011 were drilled sub-parallel to a mineralized structure. MacLeod (2003) recommended that several holes should be drilled perpendicular to R86-74687 and R87-76011 to determine the true width of the Au mineralization.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Table 4: Summary of Gold in ACNC Drill Holes – Main Zone-East (after MacLeod, 2003)

Drill Hole Number	FROM Down Hole Depth (feet)	TO Down Hole Depth (feet)	Interval Length (feet)	Weighted Average Grade (opt)
R85-72895	38	48	10’	0.021
R85-72896	23	28	5’	0.031
	208	213	5’	0.010
	253	258	5’	0.013
R85-72897	8	43	35’	0.107
	53	58	5’	0.010
R86-74681	120	160	40’	0.020
R86-74682	150	165	15’	0.017
R86-74683	35	40	5’	0.010
	205	210	5’	0.010
R86-74684	No Significant Assays (NSA)
R86-74688	40	45	5’ @	0.013
R86-74689	130	145	15’ @	0.012
R86-74690	135	140	5’ @	0.018
	170	175	5’ @	0.026
R86-74691	120	125	5’ @	0.010

Table 5: Summary of Au assays in the ACNC Drill Holes – Main Zone-West (after MacLeod, 2003)

Drill Hole Number	FROM Down Hole Depth (feet)	TO Down Hole Depth (feet)	Interval Length (feet)	Weighted Average Grade (opt)
R85-72891	125	130	5’	0.010
R85-72892	No Significant Assays (NSA)
R85-72893	No Significant Assays (NSA)
R85-72894	No Significant Assays (NSA)
R86-74685	110	130	20’	0.011
	130	145	15’	0.137
	145	155	10’	0.013
	200	205	5’	0.029

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Drill Hole Number	FROM Down Hole Depth (feet)	TO Down Hole Depth (feet)	Interval Length (feet)	Weighted Average Grade (opt)
R87-76004	No Significant Assays (NSA)
R87-76005	220	225	5’	0.010
	270	320	50’	0.013
R87-76006	295	300	5’	0.027
R87-76007	140	145	5’	0.014
R87-76008	No Significant Assays (NSA)
R87-76009	No Significant Assays (NSA)

Table 6: Summary of Au assays in the ACNC Drill Holes – North Zone - Antelope Basin (after MacLeod, 2003)

Drill Hole Number	FROM Down Hole Depth (feet)	TO Down Hole Depth (feet)	Interval Length (feet)	Weighted Average Grade (opt)
R86-74686	150	155	5’	0.013
	40	115	75’	0.011
	145	160	15’	0.022
	160	245	85’	0.013
R86-74687	245	390	145’	0.026
	390	420	30’	0.018
	430	475	45’	0.032
	480	485	5 ‘	0.012
R87-76010	20	45	25’	0.013
	80	85	5’	0.012
	25	70	45’	0.041
	70	80	10’	0.014
R87-76011	90	105	15’	0.011
	105	170	65’	0.029
	170	210	40’	0.011
	230	275	45’	0.018
R87-76012	380	385	5’	0.011
R87-76081	180	185	5’	0.013
R87-76082	45	60	15’	0.012
	255	260	5’	0.012

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Drill Hole Number	FROM Down Hole Depth (feet)	TO Down Hole Depth (feet)	Interval Length (feet)	Weighted Average Grade (opt)
	275	280	5’	0.011
	85	100	15’	0.016
R87-76083	130	180	50’	0.016
	215	220	5’	0.016
R87-76084	No Significant Assays (NSA)
R87-76085	No Significant Assays (NSA)

14.2      Drilling by Newmont Exploration Limited (NEL)

A summary of the 15 holes drilled by NEL in 1994 and 1995 are presented in Table 7, and the UTM location of the drill collars is shown in Table 8. A total of 11,105 feet was drilled, all of which targeted Au mineralization hosted by rocks of the Rattlesnake Hills Alkalic Complex. Thirteen of these holes were drilled in vicinity of the Northeast Stock (Figure 5), while the other single hole targeted the Eureka Peaks area.

Assay results for all the NEL holes are summarized in Table 9. Significant intersections include:

  Hole D94-RS-2. Between 480-530 feet averaged 0.068 g/t Au
  Hole D94-RS-2. Between 545-625 feet averaged 0.074 g/t Au
  Hole D94-RS-2. Between 645-670 feet averaged 0.120 g/t Au
  Hole R94-RS-3. Between 320-345 feet averaged 0.081 g/t Au
  Hole R94-RS-5. Between 375-405 feet averaged 0.053 g/t Au
  Hole R94-RS-6. Between 680-745 feet averaged 0.060 g/t Au

Table 7: Summary of the Newmont (NEL) drilling (after MacLeod, 2003)

Year Drilled	Hole Number NEL#/BMMC#	Collar Azimuth	Col Dip	Depth (feet)	Drill Target
1994	RS-1/D94-RS-1	145	-55	550	Note* CORE HOLE North Stock - Eocene Intrusives & breccia
	RS-2/D94-RS-2	145	-70	815	NOTE* CORE HOLE North Stock - Eocene Intrusives & breccia
	RS-3/R94-RS-3	145	-45	745	North Stock - Eocene Intrusives & breccia
	RS-4/R94-RS-4	145	-60	660	North Stock - Eocene Intrusives & breccia
	RS-5/R94-RS-5	145	-60	835	North Stock - Eocene Intrusives & breccia
	RS-6/R94-RS-6	145	-60	910	North Stock - Eocene Intrusives & breccia

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Year Drilled	Hole Number NEL#/BMMC#	Collar Azimuth	Col Dip	Depth (feet)	Drill Target
1994 Totals	6 Holes			4,515 ft.

1995	RS-7/R95-RS-7	190	-60	820	North Stock - Eocene Intrusives & breccia
	RS-8/R95-RS-7	145	-60	970	North Stock - Eocene Intrusives & breccia
	RS-9/R95-RS-7	90	-60	975	North Stock - Eocene Intrusives & breccia
	RS-10/R95-RS-10	90	-55	775	North Stock - Eocene Intrusives & breccia
	RS-11/R95-RS-11	125	-50	650	NE Stock - Eocene Intrusives & breccia
	RS-12/R95-RS-12	145	-55	600	North Stock - Eocene Intrusives & breccia
	RS-13/R95-RS-13	340	-55	700	North Stock - Eocene Intrusives & breccia
	RS-14/R95-RS-14	290	-55	700	North Stock - Eocene Intrusives & breccia
	RS-15/R95-RS-15	117	-55	400	Eureka Peak - Eocene Intrusives
1995 Totals	9 Holes			6,590 ft.

TOTAL NEL Drilling	15 Holes			11,105 ft.

Table 8: UTM location of the 15 holes drilled by NEL (data from Quinton Hennigh)

Hole No.	East UTM	North UTM	Elev m	Depth m	Az	Dip	Type of drill
RS-1	310452	4733500	2267.7	168.0	147.0	-55.0	Core
RS-2	310708	4733655	2297.3	248.0	147.0	-70.0	Core
RS-3	310708	4733654	2297.3	227.0	157.0	-47.0	RC
RS-4	310660	4733622	2323.5	201.0	157.0	-60.0	RC
RS-5	310746	4733705	2276.8	257.0	163.0	-60.0	RC
RS-6	310659	4733727	2286.3	277.0	152.0	-61.0	RC
RS-7	310358	4733532	2242.1	250.0	192.0	-60.0	RC
RS-8	310540	4733582	2309.5	297.0	144.0	-60.0	RC
RS-9	310722	4733799	2258.0	305.0	91.0	-57.0	RC
RS-10	310625	4733791	2262.6	236.0	94.0	-52.0	RC
RS-11	311119	4733899	2269.0	198.0	127.0	-50.0	RC
RS-12	310897	4733695	2268.0	183.0	147.0	-55.0	RC
RS-13	310464	4733870	2239.0	213.0	342.0	-55.0	RC
RS-14	310248	4733742	2235.0	213.0	292.0	-55.0	RC
RS-15	306342	4729399	2151.0	122.0	117.0	-55.0	RC

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Table 9: Summary of Au assays in the Newmont Drill Holes (after MacLeod, 2003)

Drill Hole Number	FROM Down Hole Depth (feet)	TO Down Hole Depth (feet)	Interval Length (feet)	Weighted Average Grade (opt)
D94-RS-1	20	25	5’	0.011
	35	40	5’	0.010
	55	75	20’	0.012
	90	100	10’	0.012
	115	175	60’	0.016
	175	185	10’	0.025
	185	195	10’	0.017
	270	310	40’	0.012
	380	430	50’	0.012
	450	475	25’	0.017
	475	485	10’	0.025
	485	515	30’	0.013
	537	541	4’	0.014
D94-RS-2	195	255	60’	0.013
	255	290	35’	0.035
	290	310	20’	0.010
	330	355	25’	0.016
	355	450	95’	0.033
	450	480	30’	0.015
	480	530	50’	0.068
	535	540	5’	0.012
	545	625	80’	0.074
	625	645	20’	0.017
	645	670	25’	0.120
	670	680	10’	0.020
	695	775	80’	0.031
	795	815	20’	0.043
R94-RS-3	180	200	20’	0.019
	295	300	5’	0.017
	320	345	25’	0.081
	360	430	70’	0.016
	430	465	35’	0.023
R94-RS-4	235	265	30’	0.011
	300	305	5’	0.011
	320	350	30’	0.012
	375	395	20’	0.020
	395	545	150’	0.043
	555	605	50’	0.013
	605	620	15’	0.035
R94-RS-5	195	215	20’	0.021
	245	270	25’	0.019
	360	365	5’	0.015
	375	405	30’	0.053

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Drill Hole Number	FROM Down Hole Depth (feet)	TO Down Hole Depth (feet)	Interval Length (feet)	Weighted Average Grade (opt)
	525	535	10’	0.019
	585	680	95’	0.016
	680	755	75’	0.027
	755	785	30’	0.011
R94-RS-6	195	205	10’	0.023
	225	265	40’	0.016
	295	370	75’	0.012
	395	420	25’	0.011
	440	445	5’	0.010
	680	745	65’	0.060
	745	750	5’	0.014
	765	770	5’	0.016
	790	875	85’	0.017
	900	910	10’	0.013
R95-RS-7		No Significant Assays (NSA)
R95-RS-8	310	330	20’	0.012
	380	395	15’	0.016
	410	415	5’	0.014
	430	480	50’	0.011
	495	505	10’	0.014
	530	625	95’	0.044
	645	720	75’	0.013
	745	820	75’	0.015
	895	900	5’	0.011
	925	970	45’	0.010
R95-RS-9	165	175	10’	0.016
	555	560	5’	0.010
	595	605	10’	0.014
R95-RS-10	285	290	5’	0.028
	410	415	5’	0.015
R95-RS-11	No Significant Assays (NSA)
R95-RS-12	210	220	10’	0.048
	495	500	5’	0.015
R95-RS-13	No Significant Assays (NSA)
R95-RS-14	No Significant Assays (NSA)
R95-RS-15	No Significant Assays (NSA)

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

15.0	Sampling Method and Approach

Due to the length of time since exploration by ACNC and NEL was completed, there are no details available regarding the sampling methods for the core or surface rock samples. Thus, the Author cannot attest to the sampling methods used, the nature or spacing of samples collected, or the quality of the sampling procedures performed by ACNC or Newmont Exploration Ltd.

16.0	Sample Preparation, Analyses and Security

No details are known concerning the laboratories used by ACNC and NEL, or the security of the submitted samples. During the site visit on September 13th 2007, the Author did not take any samples for assay.

17.0	Data Verification

The Author has not seen any of the original assay data from the 1980’s and 1990’s drill programs conducted by ACNC and NEL. Thus, no verification has been possible of the data compiled and summarized by MacLeod (2007) as shown in Tables 2 to 9.

During the property visit, the Author did not collect any surface rock samples because no unequivocal auriferous mineralization was seen in surface outcrop.

18.0	Adjacent Properties

Not applicable.

19.0	Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing has been undertaken at the Rattlesnake property.

20.0	Mineral Resource and Mineral Reserve Estimates

There is not yet sufficient information to project a mineral resource at the Rattlesnake project.

21.0	Other Relevant Data & Information

None.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

22.0	Interpretation and Conclusions

Evolving Gold’s Rattlesnake property in central Wyoming contains two types of Au mineralization, namely:

1.	Gold hosted by Archean ferruginous chert horizons which past drilling suggests has a low economic potential, and
2.

Disseminated, micron-size Au mineralization related to the Eocene-age Rattlesnake Hills Alkalic Complex, particularly in, and adjacent to, the diatreme breccias and adjoining basement structures. This type has a very high economic potential and will be the main focus of future exploration by Evolving Gold Corp.

Past drilling by ACNC and NEL into the Eocene-related mineralization has intersected low grade Au mineralization. Most of these holes were drilled using reverse circulation (RC) methods and some of the micron-size gold grains were probably washed away. Thus, the assay results in the RC holes can be regarded as minimum Au values. Only two of the NEL holes (D94-RS-1 and D94-RS-2) were by core drilling. Significant widths and grades in the core drilling are typified by hole D94-RS-2 which cut 50 feet averaging 0.068 g/t Au, another 80 feet averaging 0.074 g/t Au and another 25 feet section grading 0.120 g/t Au (Table 9).

The Rattlesnake property is also regarded as an excellent target because its Eocene geology, structure, alteration and mineralization are virtually identical to that present at the Cripple Creek Au camp in Colorado, which over its long mining history has produced > 600 tonnes of Au metal (Schroeter and Cameron, 1996). Prospectors and geologists can easily overlook this type of deposit due to the subtle appearance of the pervasive adularia alteration, the low pyrite content, the general lack of associated base metals, and the micron-size nature of the gold grains. Hence, assaying is the only reliable method of differentiating ore from waste rock.

Cripple Creek appears to be more deeply eroded than the Rattlesnake Eocene system which suggests that any bulk tonnage or higher grade mineralized zones at the latter property are blind and buried. Thus, during the drilling at Rattlesnake, the Cripple Creek deposits should be used as models throughout the on-going exploration.

23.0	Recommendations

Recommendations for the 2008 season include:

  Complete drill road and drill pad construction after required permits are granted.

  Complete some grid-based soil sampling over target areas.

  Drill selected Eocene Au targets using core diamond drill equipment. There were concerns during the earlier exploration that holes R86-74687 and R87-76011 were drilled sub-parallel to a mineralized structure. Consequently, MacLeod (2003) recommendation that some future holes should be drilled perpendicular to

  The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
  Evolving Gold Corp., G.E. Ray. October 2007

  R86-74687 and R87-76011 to determine the true width of the intersected Au mineralization.
  In addition to Au and Ag, core samples should be assayed for a number of elements, including As, Te, Sb, F, V, and Bi.

For the 2008 season, eight core holes are currently planned totaling 3100 meters in length (Quinton Hennigh, personal communication, 2007). Details on the UTM location, depth, dip angle and azimuth of these planned holes are listed below.

		UTM NAD
Hole		27	Azimuth	Dip	Depth (m)
	E	N
RS–EVG–01	310526	4733768	160	–60	400
RS–EVG–02	310626	4733939	150	–60	400
RS–EVG–03	310626	4733939	100	–60	400
RS–EVG–04	310675	4733870	150	–70	400
RS–EVG–05	310675	4733870	200	–70	400
RS–EVG–06	310624	4733833	200	–70	400
RS–EVG–07	310726	4732834	140	–70	400
RS–EVG–08	310634	4733128	190	–70	300

			TOTAL to be drilled = 3100 m

The 2008 program is estimated to cost approximately US $819,000. A summary of the proposed expenditures is itemized below.

Geology (includes wages/expenses)	$82,000.00
43–101 report & documentation	$22,000.00
Geophysics	$0.00
Drilling (Phase 1)	$400,000.00
Assays (Phase 1 = 2200 samples	$51,000.00
Supplies	$26,000.00
Bonding (refunded once reclaimed)	$85,000.00
Drill Site Preparation	$35,000.00
Reclamation	$35,000.00
Claim Fees/Lease Payments	$53,000.00
Staking	$8,000.00
Administration (land/legal/other)	$22,000.00

Project Subtotal	$819,000.00

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

24.0	References

Anderson. W.B. and Eaton, P.C. (1990): Gold Mineralization at the Emperor Mine, Vatukoula, Fiji: Journal of Geochemical Exploration, Volume 36 pages 267-296.

Bayley, R. (1973): Geology of the South Pass Area: Fremont County, Wyoming, U.S.G.S. Prof. Paper 793.

Bonham, H.F. (1988): Models for Volcanic Hosted Epithermal Precious Metal Deposits; in Bulk Mineable Precious Metal Deposits of the Western United States, Schafer, R.W., Cooper, J.J., and Wikre, P.G., Editors, Geological Society of Nevada, Symposium Proceedings, pages 259-271.

Depangher, M. (1994): Petrographic Report # DDP. A report by Spectrum Petrographics for Newmont Exploration Ltd., describing thin sections. December 2nd 1994, 80 pages.

Guinand, T.O. (2007): Title Report on the Rattlesnake Hills Property, Natrone County, Wyoming. Report by Triton Land Services, 4790 Caughlin Parkway # 137, Reno, Nevada 89509 for Evolving Gold Corp., August 20th 2007, with Exhibits A, B, C and D.

Hausel, W. Dan, (1980): Gold Districts of Wyoming, Geological Survey of Wyoming, Rep. Inv. No. 23.

Hausel, W. Dan, (1996): Geology and Gold Mineralization of the Rattlesnake Hills, Granite Mountains, Wyoming, Wyoming Geological Survey, Report of Investigations No. 52, 21 pages.

Klein, T. (1980): The Geology and Geochemistry of the Sulfide Deposits of the Seminoe District, Carbon Co., Wyoming, Ph.D. Dissertation, Colorado School of Mines, Golden, CO.

Koschmann, A.H. (1949): Structural control of the gold deposits of the Cripple Creek district, Colorado. U.S. Geological Survey Bulletin 955B, pages 19-58.

Krause, B. R. (1985): U.S.A. - August 1985 Geophysical Review, INCO Limited Memorandum to R. Worsfold, August 23, 1985.

Norby, John W., et al, (1995): Final Report, Rattlesnake Project, Natrona County, Wyoming, Private report of Newmont, 33 pages.

Mooney, T.C. (1993): Precious-metal Deposits Related to Alkalic Igneous Rocks: Provisional Classification, Grade-Tonnage Data and Exploration Frontiers; in Mineral Deposit Modeling, R.V. Kirkham, W.D. Sinclair, R.I. Thorpe and J.M. Duke, Editors, Geological Survey of Canada, Special Paper 40, pages 479- 520.

Pekarek, A. (1976): Geologic Map and Structure Sections of the Rattlesnake Hills Volcanic field, Natrona Co., Wyoming, Geological Survey of Wyoming.

Pekarek, A. (1978): Stratigraphy and Structural Geology of the Rattlesnake Hills, Natrona Co., Wyoming, Wyoming Geological Assn., Guidebook 30, p.241.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Pekarek, A.H., Marvin, R.F., and Mehnert, H.H. (1974): K-Ar Ages of the Volcanics in the Rattlesnake Hills, Central Wyoming; in Geology, Volume 2, Issue 6, page 283.

Peterman, Z. (1982): Geochronology of the Southern Wyoming Age Province - A Summary. 1982: Archean Geochemistry Conference Guidebook.

Pontius, J.A. (1992): Gold Mineralization within the Cripple Creek Diatreme/Volcanic Complex, Cripple Creek Mining District, Colorado, Randol at MINExpo 92, October, 1992, 21 pages.

Ray, John, (1988): Goat Mountain, Natrona County, Wyoming, Private report of ACNC, 28 pages.

Richards, J.P. and Kerrick, R., (1993): The Porgera Gold Mine, Papua New Guinea: Magmatic Hydrothermal to Epithermal Evolution of an Alkalic-type Precious Metal Deposit; Economic Geology, Volume 88, pages 1017-1052.

Schroeter, T.G. and Cameron, R. (1996): Alkalic Intrusion-associated Au-Ag, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 49-51.

Sillitoe, R.H. (1983): Epithermal Models: Genetic Types, Geometrical Controls and Shallow Features; in Mineral Deposit Modeling, R.V. Kirkham, W.D. Sinclair, R.I. Thorpe and J.M. Duke, Editors, Geological Survey of Canada, Special Paper 40, pages 403-417.

Vardiman, D.M., Brown, T.R., Roy, E., Ward, M., and Hutchinson, I.P. (2005): Geology of the Cripple Creek Mining District. Cripple Creek & Victor Gold Mining Co. Anglogold (USA) Exploration, Inc. www.ccvgoldmining.com/Geology/geology.html; info@ccvgoldmining.com

25.0	Date

The effective date of this report is 3rd October, 2007.

26.0	Additional Requirements for Technical Reports on Development Properties and Production Properties

The Rattlesnake property is a mineral prospect at a pre-development stage of exploration and no additional requirements are applicable to this technical report.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

27.0	Certificate of Qualified Person

Gerald E. Ray, Ph.D., P.Geo.
2243 McNeill Avenue,
Victoria, BC
CANADA V8S 2Y7
Telephone 1 250 592 9562
Fax 1 250 592 9740
Email: geray@shaw.ca

I, Gerald Edwin RAY, P.Geo., P. Eng., do hereby certify that:

1.	I am currently employed as a consultant geologist by: Evolving Gold Corp, Suite 725, 666 Burrard Street, Vancouver B.C V6C 2X8.
2.	I graduated with B.Sc., degree in Geology from the University of Bristol (UK) in 1966 and obtained a Ph.D., from the “Research Center for African Geology” at the Leeds University (UK) in 1970.
3.	I am a member of the Association of Professional Geoscientists of British Columbia (License # 19503) and the Association of Professional Engineers of Saskatchewan (Member No. 2888).
4.	I have worked as an economic geologist a total of 35 years since my graduation from university.
5.

On the 13th of September 2007, I spent the day examining the geology and hydrothermal alteration on the Rattlesnake property in central Wyoming, USA, which is held by Evolving Gold Corp. Other than wages, I hold no shares or economic benefits supplied by Evolving Gold Corp.

6.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for the preparation of this document titled “The Geology and Gold Mineralization at the Rattlesnake Hills Property, Natrona County, Wyoming, USA” dated the 3rd October 2007.
8.	I have not had any prior involvement with the property that is the subject of this report.
9.	I am independent of the issuer applying all the tests in section 1.4 of the National Instrument 43-101.
10.	I have read National Instrument 43-101 and Form 43-101FI, and the Technical Report has been prepared in compliance with that instrument and form.
11.

I consent to the filing of the Technical Report with any stock exchange and any other regulatory Authority and any publication by them for regulatory purposes, including electronic publication in public company files on their websites accessible by the public.

Dated at Tucson, Arizona, USA this 3rd October 2007.

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007

Signature by qualified person
Printed name of qualified person

The Geology and Gold Mineralization at the Rattlesnake Property, Natrona County, Wyoming, USA
Evolving Gold Corp., G.E. Ray. October 2007